                   SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                           (Amendment No. 2)

                 AMERICAN CITY BUSINESS JOURNALS, INC.
                            (Name of Issuer)


                      Common Stock, Par Value $.01
                     (Title of Class of Securities)


                              025145 10 8
                             (CUSIP NUMBER)


           Fred C. Thompson, Jr., Esq.; 2500 Charlotte Plaza,
       Charlotte, North Carolina 28244; Telephone (704) 372-9000
        (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)


                            October 18, 1995
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].


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                              SCHEDULE 13D

                        (Cover Page -- Part II)

CUSIP NO. 025145 10 8

         1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person Business Journal Associates Limited Partnership

         2)      Check the Appropriate Box if a Member of a Group
                 (a)      X
                 (b)

         3)      SEC Use Only

         4)      Source of Funds:  00. See Item 3

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

         6)      Citizenship or Place of Organization:  Delaware

Number of Shares           7)      Sole Voting Power:
Beneficially Owned                          -0-
By Each Reporting          ____________________________________
Person With                8)      Shared Voting Power:
                                            -0-
                           ____________________________________
                           9)      Sole Dispositive Power:
                                            -0-
                           ____________________________________
                           10)     Shared Dispositive Power:
                                            -0-


         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 -0-

         12)     Check if the Aggregate Amount in Row (11) Excludes
                 Certain Shares

         13)     Percent of Class Represented by Amount in Row (11):
                 -0-


         14)     Type of Reporting Person:  PN

                                                      2

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                              SCHEDULE 13D

                        (Cover Page -- Part II)

CUSIP NO. 025145 10 8

         1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person OPUBCO Enterprises, Inc., formerly known as Shaw Publishing, Inc.

         2)      Check the Appropriate Box if a Member of a Group
                 (a)      X
                 (b)

         3)      SEC Use Only

         4)      Source of Funds:  00. See Item 3

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

         6)      Citizenship or Place of Organization:  North Carolina

Number of Shares                7)      Sole Voting Power:
Beneficially Owned                               -0-
By Each Reporting               ____________________________________
Person With                     8)      Shared Voting Power:
                                                 -0-
                                ____________________________________
                                9)      Sole Dispositive Power:
                                                 -0-
                                ____________________________________
                                10)     Shared Dispositive Power:
                                                 -0-


         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 -0-

         12)     Check if the Aggregate Amount in Row (11) Excludes
                 Certain Shares

         13)     Percent of Class Represented by Amount in Row (11):
                 -0-

         14)     Type of Reporting Person:  CO


                                   3

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                              SCHEDULE 13D

                        (Cover Page -- Part II)

CUSIP NO. 025145 10 8

         1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person Mr. C. Ray Shaw

         2)      Check the Appropriate Box if a Member of a Group
                 (a)      X
                 (b)

         3)      SEC Use Only

         4)      Source of Funds:  00. See Item 3

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

         6)      Citizenship or Place of Organization:  United States

Number of Shares                   7)      Sole Voting Power:
Beneficially Owned                                  -0-
By Each Reporting                  ____________________________________
Person With                        8)      Shared Voting Power:
                                                    -0-
                                   ____________________________________
                                   9)      Sole Dispositive Power:
                                                    -0-
                                   ____________________________________
                                   10)     Shared Dispositive Power:
                                                    -0-

         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 -0-

         12)     Check if the Aggregate Amount in Row (11) Excludes
                 Certain Shares

         13)     Percent of Class Represented by Amount in Row (11):
                 -0-

         14)     Type of Reporting Person:  IN


                                   4

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Item 1.  Security and Issuer.

         This Amendment No. 2 amends the October 31, 1992 Schedule 13D, as amended by Amendment No. 1 thereto dated August 10, 1995 (the "Schedule"), of Business Journal Associates Limited Partnership, a Delaware limited partnership ("BJALP"), OPUBCO Enterprises, Inc., a Delaware corporation, formerly known and referred to in the Schedule as Shaw Publishing, Inc. or "SPI," and the sole general partner of BJALP (the "General Partner"), and Mr. C. Ray Shaw, a United States citizen and the sole limited partner of BJALP (the "Limited Partner"), filed with respect to the common stock, par value $.01 per share (the "Common Stock"), of American City Business Journals, Inc. (the "Company"). The principal executive offices of the Company are located at 128 S. Tryon Street, Suite 2200, Charlotte, North Carolina 28202.


Item 2.  Identity and Background.

         No amendment to this Item 2.


Item 3.  Source and Amount of Funds or Other Consideration.

         No amendment to this Item 3.


Item 4.  Purpose of Transaction.

         This Item 4 is hereby amended to add the following:

         On October 18, 1995, the Company consummated the merger of Advance Acquisition Sub. Inc. with and into the Company pursuant to the Merger Agreement described in Amendment No. 1 to the Schedule. As a result of the consummation of such transaction, the reporting persons no longer have an equity interest in the Company, none of the directors of the Company prior to consummation of the merger continue as directors of the surviving corporation, the common stock has ceased to be authorized to be quoted on the NASDAQ National Market System, and the Company has on file with the Securities and Exchange Commission, on Form 15, a certification and notice of termination of registration under Section 12(g) of the Securities and Exchange Act of 1934 or suspension of duty to file reports under Sections 13 and 15(d) of the Securities and Exchange Act of 1934.

         Under the terms of the Merger Agreement, as consummated, the BJALP Option Agreement as described in Amendment No. 1 to the Schedule has also terminated.

                                   5

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Item 5.  Interest in Securities of the Issuer.

         This Item 5 is hereby amended to add the following:

         As a result of the consummation of the merger described elsewhere in this Amendment No. 2, the reporting persons no longer hold an equity interest in the Company.


Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         This Item 6 is hereby amended to add the following:

         See Items 4 and 5 above for information concerning the consummation of the merger.


Item 7.  Materials to be Filed as Exhibits.

         This Item 7 is hereby amended to add the following exhibit with respect to this Amendment No. 2 to the Schedule:

         Exhibit 2 - Joint Filing Agreement among Business Journal Associates Limited Partnership, the General Partner and the Limited Partner.



                                   6

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                               SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

Date: October 25, 1995

                             BUSINESS JOURNAL ASSOCIATES LIMITED
                             PARTNERSHIP
                             By: OPUBCO Enterprises, Inc., its General Partner


                             By:  /s/ Glenn M. Stinchcomb

                                      Name:  Glenn M. Stinchcomb
                                      Its:        Vice-President

                             OPUBCO ENTERPRISES, INC.


                             By:  /s/ Glenn M. Stinchcomb

                                      Name:  Glenn M. Stinchcomb
                                      Its:        Vice-President



                             /s/ C. Ray Shaw                          (L.S.)
                             C. Ray Shaw

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